SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOUTHERN CALIFORNIA EDISON COMPANY

SCE TRUST V

(Name of Subject Company (Issuer))

SOUTHERN CALIFORNIA EDISON COMPANY

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.45% Fixed-to-Floating Rate Trust Preference Securities

(Title of Class of Securities)

78409W201

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Southern California Edison Company, a California corporation (the “Company”), and relates to the offer by the Company to purchase for cash any and all of the outstanding 5.45% Fixed-to-Floating Rate Trust Preference Securities (the “Trust Securities” and such offer, the “Offer”) issued by SCE Trust V, a Delaware statutory trust subsidiary of the Company (the “Trust”), plus Accrued Distributions (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offer).

Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively. The Offer will expire at 5:00 p.m., New York City time, on December 19, 2025, unless the Offer is extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

SCE TRUST V

Southern California Edison Company

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-1212

(b) Securities. This Schedule TO relates to the outstanding 5.45% Fixed-to-Floating Rate Trust Preference Securities of SCE Trust V. As of November 20, 2025, there were 12,000,000 5.45% Fixed-to-Floating Rate Trust Preference Securities issued and outstanding. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Trust Securities are traded on the New York Stock Exchange under the Symbol “SCE PR K.” The information set forth in the Offer to Purchase under the heading “Historical Price Range of and Distributions on the Trust Securities” is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in Section 9 of the Offer to Purchase, “Certain Information Concerning the Company and the Issuer,” is incorporated herein by reference. The Company is the filing person and offeror. The Issuer is a Delaware statutory trust subsidiary of the Company. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Jeanne Beliveau-Dunn	Director.
Michael C. Camuñez	Director.
Jennifer M. Granholm	Director.
James T. Morris	Director.
Timothy T. O’Toole	Director.
Pedro J. Pizarro	President, Chief Executive Officer and Director.
Marcy L. Reed	Director.
Carey A. Smith	Director.
Linda G. Stuntz	Director.
Peter J. Taylor	Chair of the Edison International Board and Director.
Keith Trent	Director.
Maria Rigatti	Executive Vice President and Chief Financial Officer.
Chonda J. Nwamu	Executive Vice President and General Counsel.
Caroline Choi	Executive Vice President, Corporate Affairs and Public Policy.
Natalie K. Schilling	Senior Vice President and Chief Human Resources Officer.
Steven D. Powell	President, Chief Executive Officer and Director of SCE.
Jill C. Anderson	Executive Vice President and Chief Operating Officer of SCE.
J. Andrew Murphy	President and Chief Executive Officer of Trio.

The business address and telephone number for all of the above directors and executive officers is: 2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770, 626-302-1212.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4. Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Aggregate Cash Price for Tendered Trust Securities,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Trust Securities,” in Section 5, “Purchase of Trust Securities and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Trust Securities,” and in Section 15, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 15, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Trust Securities,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Trust Securities,” and in Section 5, “Purchase of Trust Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Trust Securities,” and in Section 5, “Purchase of Trust Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in Section 14 of the Offer to Purchase, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Trust Securities,” and in Section 13, “Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) Purchases. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Trust Securities,” is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Trust Securities,” is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 11 of the Offer to Purchase, “Effects of the Offer on the Market for the Trust Securities,” is incorporated herein by reference.

(c) Plans. Except for the Offer and the information set forth in Section 8 of the Offer to Purchase, “Source and Amount of Funds,” the Company does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

The information set forth in the Offer to Purchase under the heading “Certain Significant Considerations,” in Section 1, “Aggregate Cash Price for Tendered Trust Securities,” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum number of Trust Securities tendered is $300,000,000, excluding Accrued Distributions, fees and expenses.

(b) Conditions. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offer,” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offer,” is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Trust Securities,” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Trust Securities,” and in Section 12, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

See Exhibits Index.

ITEM 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CALIFORNIA EDISON COMPANY

By:	/s/ Brendan Bond
Name: Brendan Bond
Title: Vice President and Treasurer Date: November 20, 2025

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 20, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Summary Advertisement, dated November 20, 2025.

(a)(1)(D)	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Launch Press Release, dated November 20, 2025

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Southern California Edison Company, effective August 28, 2023 (File No. 1-2313, filed as Exhibit 3.1 to Southern California Edison Company’s Form 8-K dated September 19, 2023 and filed September 21, 2023).

(d)(2)	Bylaws of Southern California Edison Company, as amended effective December 8, 2022 (File No. 1-2313, filed as Exhibit 3.2 to Southern California Edison Company’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Certificate of Determination of Preferences of the Company’s Series K Preference Stock (File No. 1-2313, filed as Exhibit 4.1 to Southern California Edison Company’s Form 8-K dated March 1, 2016 and filed March 8, 2016).

(d)(4)	Amended and Restated Declaration of Trust of SCE Trust V (File No. 001-02313, filed as Exhibit 4.2 to Southern California Edison’s Form 8-K dated March 8, 2016 and filed March 8, 2016)

(d)(5)	Guarantee Agreement (File No. 001-02313, filed as Exhibit 4.3 to Southern California Edison’s Form 8-K dated March 8, 2016 and filed March 8, 2016)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table